02053935

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 29 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8- 38635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Highway Suite 215
(No. and Street)

Tampa (City) FL (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dwayne K. Calton (813) 264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Platt, Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

101 E. Mahoney Street (Address) Plant City (City) FL (State) 33563 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dwayne K. Calton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida corporation, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
County of Hillsborough

RONALD L. WEIMER
My Comm Exp. 12/10/2005
No. DD 077781
[X] Personally Known [ ] Other I.D.

Signature

Dwayne K. Calton - President
Title

Notary Public
RONALD L. WEIMER 11-22-02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
TAMPA, FLORIDA
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 AND 2001

CALTON ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 AND 2001

TABLE OF CONTENTS

	PAGE NUMBER
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5-6
Notes to the Financial Statements	7-11
Supplementary Schedules:	
Schedule of Computation of Net Capital	12
Schedule of Computation of Reserve Requirements	13
Schedule of Information Relating to Possession or Control Requirements	14
Schedule of Reconciliation Pursuant to Rule 17a-5(d)(4)	15
Required Reports:	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	16-17

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the statement of financial condition of Calton & Associates, Inc (a Florida corporation) as of September 30, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Platt, Raulerson & Co., P.A.

Edwards, Platt, Raulerson & Company
Plant City, Florida
October 31, 2002

FINANCIAL STATEMENTS

CALTON ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 and 2001

ASSETS

	2002	2001
ASSETS:		
Cash	$ 2,630,524	$ 1,845,189
Investments	418,101	483,800
Receivables:		
Clearing agent	26,747	358,920
Commissions	118,838	98,707
Income taxes	47,906	134,488
Notes & other	216,017	244,283
Inventory	485,001	192,701
Property & equipment net of accumulated depreciation of $128,375 & $101,398, respectively	76,459	84,341
Prepaid expenses	31,229	14,965
Deposits	515,217	517,808
Total assets	$ 4,566,039	$ 3,975,202

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Accounts payable	$ 773	$ 2,147
Accrued expenses:		
Clearing agent	485,001	236,910
Commissions	538,515	140,906
Profit sharing	231	-
Other accrued expenses	429,413	316,652
Deferred tax liability	23,610	56,680
Total liabilities	1,477,543	753,295
SHAREHOLDERS' EQUITY:		
Common stock:		
Class A: voting and participating stock, $1 par; authorized 3,750, issued 1,250 shrs 915 and 930 shrs. outstanding, respectively	1,250	1,250
Class B: non-voting and participating stock, $1 par; authorized 3,750, issued 1,250 shrs 950 and 1000 shrs. outstanding, respectively	1,250	1,250
Additional paid in capital	252,460	252,460
Treasury stock	(746,461)	(636,718)
Retained earnings	3,579,997	3,603,665
Total shareholders' equity	3,088,496	3,221,907
Total liabilities and shareholders' equity	$ 4,566,039	$ 3,975,202

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 and 2001

	2002	2001
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 1,351,754	$ 612,931
Investment company shares	1,476,275	1,945,883
Insurance products	1,764,801	2,413,328
Municipal bonds	1,543,729	1,331,753
Other commissions	2,065,173	3,138,720
Firm trading and investment gains	56,004	246,719
Dividend and interest income	236,405	416,523
Other income	394,735	206,253
Total income	8,888,876	10,312,110
EXPENSES:		
Representatives' commissions and overrides	6,905,244	7,539,529
Clearing charges	423,037	522,737
Salaries and employee benefits	653,937	715,882
Communications expense	93,582	96,522
Occupancy and equipment costs	162,658	176,250
Other operating expenses	585,927	526,954
Depreciation and amortization	26,979	24,373
Loss on disposal of equipment	-	4,886
Taxes other than income	89,784	107,725
Total expenses	8,941,148	9,714,858
Income (loss) before provision for income taxes	(52,272)	597,252
Income tax expense (benefit)	(28,604)	251,514
Net Income (loss)	$ (23,668)	$ 345,738

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002 and 2001

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2000	$ 2,500	$ 252,460	$ (217,384)	$ 3,257,927
Net income for the year ended September 30, 2001	-	-	-	345,738
Purchase of treasury stock	-	-	(419,334)	-
Balance at September 30, 2001	2,500	252,460	(636,718)	3,603,665
Net loss for the year ended September 30, 2002	-	-	-	(23,668)
Purchase of treasury stock	-	-	(109,743)	-
Balance at September 30, 2002	$ 2,500	$ 252,460	$ (746,461)	$ 3,579,997

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
SEPTEMBER 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ (23,668)	$ 345,738
Adjustments to reconcile net income		
Depreciation and amortization	26,979	24,373
Loss on disposal of equipment	-	4,886
(Increase) decrease in:		
Inventory	(292,300)	326,123
Accounts receivable	854	(183)
Investments	65,699	(144,832)
Income tax receivable	86,582	(134,488)
Clearing agent receivable	332,173	438,907
Commissions receivable	(20,131)	238,718
Prepaid expenses	(16,264)	(14,966)
Deposits	2,591	(820)
(Decrease) increase in:		
Accounts payable	(1,374)	1,311
Clearing agent payable	248,091	(378,820)
Commissions payable	397,609	(357,877)
Income tax payable	-	(185,935)
Other accrued expenses	112,761	(97,797)
Deferred tax liability	(33,070)	(1,648)
Payroll tax liability	-	(20,429)
Accrued profit sharing	231	(258,587)
Net cash (used for) provided by operating activities	886,763	(216,326)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans to related parties	(4,559)	(82,633)
Repayment of related party loans	31,969	34,203
Purchase of equipment	(19,095)	(18,390)
Net cash (used for) provided by investing activities	8,315	(66,820)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(109,743)	(419,334)
Net cash (used for) provided by financing activities	(109,743)	(419,334)
Increase (decrease) in cash and cash equivalents	785,335	(702,480)
Cash and cash equivalents-beginning of the year	1,845,189	2,547,669
Cash and cash equivalents-end of year	$ 2,630,524	$ 1,845,189

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
SEPTEMBER 30, 2002 and 2001

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2001	2001
Cash paid during the year for:		
Income taxes	$ 4,226	$ 225,945

See accompanying auditors' report and notes to financial statements.

CALTON ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 and 2001

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. is a registered securities broker-dealer and a member of the National Association of Securities Dealers (NASD), with headquarters in Tampa, Florida. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting. Prior to 2001 the company utilized the cash basis method of accounting for income tax reporting purposes. For the year ended September 30, 2001 the company has, in accordance with *Section 448 of the Internal Revenue Code, made a mandatory change to the accrual method for income tax* reporting purposes, see note 9.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3 INVESTMENTS

Investments are comprised of securities held-to maturity and trading securities.

Securities held-to-maturity

Debt securities held-to-maturity are carried at the lower of costs or market. Maturity of the individual instruments are twelve years at September 30, 2002. Original costs and carrying value are as follows:

NOTE 3 CONTINUED

2002		2001	
Costs	Carrying Value	Costs	Carrying Value
$ 5,000	$ 5,000	$ 14,310	$ 7,000

Trading securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. Details of trading securities are as follows:

	Costs	Fair Value	Unrealized loss
2002	$ 746,261	$ 413,101	$ 333,160
2001	$ 673,183	$ 476,800	$ 196,383

NOTE 4 INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from four to twenty-seven years and is carried at fair value. At September 30, 2002 and 2001 there were no material differences between cost and fair value.

NOTE 5 FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at costs. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2002	2001
Equipment	$ 145,737	$ 126,642
Furniture	50,804	50,804
Improvements	8,293	8,293
Accumulated depreciation	(128,375)	(101,398)
	$ 76,459	$ 84,341

NOTE 6 RELATED PARTY TRANSACTIONS

Calton Properties, Inc., a related party, is obligated to the Company under a note payable originally dated June 1, 1999 in the amount of $195,000. The original note had a stated interest rate of 8.75%, interest only due quarterly, with a maturity date of October 1, 2000. On December 1, 2000 the note was modified to reflect a 3% interest rate and required quarterly payments of $4,500, consisting of principal and accrued interest, beginning March 1, 2001, with a maturity date of March 1, 2002. At that date the note was further modified to reflect a 2% interest rate, requiring quarterly payments of principal and interest in the amount of $4,500, and a maturity date of March 1, 2003.

During the year ended September 30, 2001 the company adopted a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance.

Amounts due from related parties are as follows:

	2002	2001
Calton Properties, Inc.	$ 175,958	$ 185,796
Branches	40,059	57,633
Employees	-	854
	$ 216,017	$ 244,283

NOTE 7 DEPOSITS

At September 30, deposits consist of the following:

	2002	2001
Clearing Agent deposit	$ 513,151	$ 515,742
Insurance	2,066	2,066
	$ 515,217	$ 517,808

NOTE 8 PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $121,154 and $163,495 for 2002 and 2001, respectively, represent the lesser of the maximum contribution allowed or 10% and 11% of participant compensation for 2002 and 2001, respectively.

NOTE 9 INCOME TAXES

The Company made a required change to the accrual method of accounting beginning with all income tax filings for the year ended September 30, 2001. In accordance with the provisions of Revenue Procedure 99-49, the Company is required to recognize, ratably over four years, the net difference between revenues and expenses accrued for financial reporting purposes. The difference at September 30, 2000 was determined to be $80,977.

NOTE 9 CONTINUED

At September 30, 2002 and 2001, the financial statements reflect deferred income tax liabilities in the amount of $23,610 and $56,680, respectively. Such amounts represent the estimated future tax consequences resulting from the above referenced change in income tax reporting method, the use of accelerated depreciation methods for income tax reporting purposes, and current year limitations on the deductibility charitable contributions.

The components of income tax expense are as follows:

	Federal	State	Total
2002			
Current expense (benefit)	$ 7,393	$ (2,927)	$ 4,466
Deferred expense (benefit)	(29,102)	(3,968)	(33,070)
Income tax expense (benefit)	$ (21,709)	$ (6,895)	$ (28,604)
2001			
Current expense	$ 173,288	$ 21,546	$ 194,834
Deferred expense	49,600	7,080	56,680
Income tax expense	$ 222,888	$ 28,626	$ 251,514

NOTE 10 COMMITMENTS AND CONTINGENT LAIBILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. Rent expense under the lease totaled $121,380 and $117,150 for 2002 and 2001, respectively. The aggregate liability under the lease at September 30, 2002 is as follows:

2003	$ 125,988
2004	130,596
2005	135,204
2006	68,754
Thereafter	-
	$ 460,542

The Company has guaranteed the aggregate indebtedness of an affiliated company for up to $100,000.

The Company is currently engaged in six arbitrations and the defendant in two lawsuits with individual customers. Management estimates that costs and possible settlements associated with these matters to be $393,000. Accordingly, such amount has been accrued as a charge to current earnings reflected under the caption "other accrued expenses" on the accompanying statement of financial condition.

NOTE 11 TREASURY STOCK

At September 30, 2000 treasury stock consisted of 195 shares of class A and 125 shares of class B redeemed by the Company at a total costs of $217,384. During 2001, the Company purchased 125 shares of class A and 125 shares of class B at a total cost of $419,334. During 2002 the Company purchased 15 shares of class A and 50 shares of class B at a total cost of $109,743.

NOTE 12 CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at two financial institutions. The Securities Investors Protection Corporation and the Federal Deposit Insurance Corporation insure funds with the clearing agent and financial institutions, respectively, up to a maximum of $100,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 13 CLEARING AGENT

The Company utilizes the services of SWS Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc. for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas.

NOTE 14 NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $2,454,542, representing an excess over required net capital of $2,204,542. The ratio of aggregate indebtedness to net capital was 39% and 27% at September 30, 2002 and 2001, respectively.

NOTE 15 SUBSEQUENT EVENTS

On October 3, 2002 the board of Directors, by unanimous vote, authorized the Company to purchase up to one third of each stockholder's outstanding stock during the month of October 2002 at a price of $1,600 per share. Prior to the end of October 2002 the Company acquired 8 shares of class A and 595 shares of class B stock at a total cost of $964,800.

During October 2002 the deposit required by the clearing agreement with SWS Securities, Inc. was reduced from $500,000 to $200,000. Proceeds from the deposit reduction were used to acquire the treasury stock discussed above.

SUPPLEMENTARY SCHEDULES

CALTON ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2002 and 2001

	2002	2001
Ownership equity	$ 3,221,907	$ 3,295,503
Acquisition of treasury stock	(109,743)	(419,334)
Net income (loss)	(23,668)	345,738
Adjusted net worth	3,088,496	3,221,907
Subordinated loans	-	-
Total available capital	3,088,496	3,221,907
Non-allowable assets	(445,238)	(560,999)
Tentative net capital	2,643,258	2,660,908
Haircuts:		
Stock/warrants	45,300	54,854
Federal, State, and Municipal securities	28,095	8,162
Other securities	111,100	111,100
Undue concentration	-	-
Corporate obligations	4,221	8,152
Total haircuts	188,716	182,268
Net capital	2,454,542	2,478,640
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 2,204,542	$ 2,228,640
Aggregate indebtedness	$ 968,932	$ 659,705
Ratio of aggregate indebtedness to net capital	39%	27%

See independent auditors' report.

CALTON ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ 341

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent auditors' report.

CALTON ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2002

1)	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under the rule.	$ -0-
	A) Number of items.	-0-
2)	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations".	$ -0-
	A) Number of items	-0-

See independent auditors' report.

CALTON ASSOCIATES, INC.
SCHEDULE OF RECONCILATION PURSUANT TO RULE 17A-D(d)(4)
SEPTEMBER 30, 2002

Net capital per FOCUS report	$ 2,412,585
Net statement of operations impact of audit adjustments	14,110
Net decrease in non-allowable assets resulting from audit adjustments	27,847
Net capital per supplementary schedule	$ 2,454,542

See independent auditors' report.

REQUIRED REPORT

Edwards, Platt, Raulerson & Company, P. A.
Certified Public Accountants and Consultants
P. O. Box 789 Plant City, Florida 33564-0789
(813) 752-4991 • (813) 752-6604 • FAX (813) 754-3073

Member
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accountants

J. B. Edwards, CPA (1884-1966)
Charles L. Edwards, CPA
Randell L. Platt, CPA
Daniel D. Raulerson, CPA
John Coakley, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edwards, Platt, Raulerson & Co., P.A.

Edwards, Platt, Raulerson & Company
Plant City, Florida
October 31, 2002

CALTON & ASSOCIATES, INC.
TAMPA, FLORIDA

ANNUAL AUDITED REPORT/AUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001